# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BeiGene, Ltd., CIK 0001651308
CUSIP: 07725L102
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O MOURANT GOVERNANCE SERVICES (CAYMAN), 94 SOLARIS AVENUE, CAMANA BAY, GRAND CAYMAN, Cayman Islands (E9), KY1-1108
Date of event which requires filing of this statement: 05/09/2025
Filed by CIK 0001762304
Persons authorized to receive notices and communications: Richard A. Hornung, Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands (E9), KY1-9006, 656-603-0860; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- HHLR Advisors, Ltd. (CIK 0001762304): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,551,141; sole dispositive power 0; shared dispositive power 68,551,141; aggregate amount beneficially owned 68,551,141 (4.9% of the class)
  Comment: Consists of (i) 55,102,823 ordinary shares held by a fund managed by HHLR (as defined below) and (ii) 13,448,318 ordinary shares held by a fund managed by HIM (as defined below), of which 13,445,978 ordinary shares are held in the form of 1,034,306 ADSs. HHLR and HIM are under common control and share certain policies, personnel and resources.
- Hillhouse Investment Management, Ltd. (CIK 0001510589): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,551,141; sole dispositive power 0; shared dispositive power 68,551,141; aggregate amount beneficially owned 68,551,141 (4.9% of the class)
  Comment: Consists of (i) 55,102,823 ordinary shares held by a fund managed by HHLR and (ii) 13,448,318 ordinary shares held by a fund managed by HIM, of which 13,445,978 ordinary shares are held in the form of 1,034,306 ADSs. HHLR and HIM are under common control and share certain policies, personnel and resources.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.0001 per share
Name of issuer: BeiGene, Ltd.
Address of issuer's principal executive offices: C/O MOURANT GOVERNANCE SERVICES (CAYMAN), 94 SOLARIS AVENUE, CAMANA BAY, GRAND CAYMAN, Cayman Islands (E9), KY1-1108
Comment: This Amendment No. 7 ("Amendment No. 7") amends the statement on Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") (as previously filed and amended and amended further hereby, the "Schedule 13D") with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of BeiGene, Ltd., an exempted Cayman Islands company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends and restates Items 5 (a)-(c), and (e) as set forth below. This Amendment No. 7 is the final amendment to the Schedule 13D and constitutes an "exit filing" for each of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D is calculated based upon 1,403,311,086 Ordinary Shares outstanding as of May 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the Securities and Exchange Commission on May 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On May 9, 2025, HHLR Fund sold 16,000,000 Ordinary Shares pursuant to a block trade with Goldman Sachs (Asia) Securities Limited at a price of HKD130 per Ordinary Share.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 9, 2025.

## Signatures
- HHLR Advisors, Ltd.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (05/13/2025)
- Hillhouse Investment Management, Ltd.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (05/13/2025)